

Mail Stop 3720

March 12, 2007

Via U.S. Mail and Fax (1-401-352-2305)
Mr. Erwin Vahlsing, Jr.
Chief Financial Officer
ICOA, Inc.
111 Airport Road
Warwick, RI 02889

> RE: **ICOA, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 4, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2006**
> **File No. 0-32513**

Dear Mr. Vahlsing:

We have reviewed your supplemental response letter dated March 1, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Liquidity and Capital Resources, page 40

1. We note your response to our prior comment 1. Please tell us how you recorded the $931,452 in your cash flow statement. It is unclear why it is not recorded in your cash flow statement or in your non-cash investing and financing activities.

2. We note your response to prior comment 2. Please provide us a detailed reconciliation of what is included in your cash flows from financing activities. Please note, that non-cash transactions should not be recorded in cash flows from financing activities. If they are included, please revise or advise.

Mr. Erwin Vahlsing, Jr.
ICOA, Inc.
March 12, 2007
Page 2

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

3.   We note your response to our prior comment 4. However, your discussion with regards to (1) and (3) of your response focuses on billing and not revenue recognition. Please tell us your revenue recognition policy for these types of revenue and how you specifically applied EITF 00-19 to these arrangements. Your response should address if and how you determined fair value for each part of the arrangement.

4.   We note your response to our prior comment 7. However you discuss goodwill impairment testing in conjunction with long-lived asset impairment testing. Please revise to discuss long-lived asset impairment testing in accordance with SFAS 144 and goodwill and unamortized intangible asset testing in accordance with SFAS 142.

5.   In addition, given the significance of your intangible assets please provide in your critical accounting policies and estimates section of your MD&A a sensitivity analysis which addresses the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director